SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000

COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

As previously disclosed, on July 3, 2013, Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions seeking relief pursuant to Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (Consolidated Case No. 13-11839). On September 10, 2013, the court entered an order confirming the Debtors’ Joint Plan of Reorganization, as amended (the “Plan”).

Under the confirmed Plan, subject to the conditions set forth in the recapitalization agreement and the restructuring and support agreement, Maxcom will complete a recapitalization and debt restructuring that is expected to significantly reduce Maxcom’s debt service expense and position Maxcom for growth with a US$45 million capital infusion. This capital will permit the Debtors to continue to upgrade and expand their telecommunications network, thereby solidifying the Debtors’ long-term growth prospects and operating performance. As anticipated, the restructuring has not adversely affected Maxcom’s customers, employees, or vendors. All telecommunications services have continued without change or interruption, and employees and vendors have been paid in the ordinary course of business.

On October 11, 2013 (the “Effective Date”), the Debtors consummated their reorganization under Chapter 11 and the Plan became effective. Capitalized terms used but not defined in this Form 6-K have the meanings set forth in the Plan.

Item 1.01. Entry into a Material Definitive Agreement.

Pursuant to the terms of the Plan, all classes of creditors were unimpaired and were paid in full under the Plan, except for the Senior Notes claims, which received (1) the Step-Up Senior Notes (which include the capitalized interest amount for unpaid interest accrued on the Senior Notes (as defined below) from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Senior Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Company’s current equity holders pursuant to the terms of the Plan.

On October 11, 2013, in connection with the emergence from bankruptcy of the Debtors and in accordance with the term of the Plan as described above, the Company issued $180,353,962 aggregate principal amount of Step-Up Senior Notes due 2020 (the “Step-Up Senior Notes”) under an indenture, dated as of October 11, 2013 (the “Indenture”), among the Company, the guarantors party thereto (collectively, the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (in such capacity, the “Trustee”) and collateral agent (in such capacity, the “Collateral Agent”) and Deutsche Bank Luxembourg, S.A., as Luxembourg Sub-paying Agent and Transfer Agent.

The Step-Up Senior Notes were: (a)  issued in an aggregate principal amount of US$180,353,962; (b) will bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; (c) will have a maturity date of June 15, 2020; (d) will be secured by the same collateral that currently secures the Company’s 11.00% Senior Notes due 2014 (the “Senior Notes”); and (e) will be unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of Maxcom’s direct and indirect subsidiaries, excluding Fundación Maxcom, A.C.

The Step-Up Senior Notes described above were issued pursuant to Section 1145 of the Bankruptcy Code which generally exempts the offer and sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) and state laws if certain requirements are satisfied. As a result, the Step-Up Senior Notes issued as described above generally may be resold without registration under the Securities Act, unless the seller is an “underwriter” with respect to those securities as defined by Section 1145(b)(1) of the Bankruptcy Code.

The above description of certain terms and conditions of the Indenture is qualified in its entirety by reference to the full text of the Indenture, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.

Item 1.02. Termination of a Material Definitive Agreement.

On the Effective Date, pursuant to the Plan, all outstanding obligations under the Senior Notes were cancelled and the indenture governing the Senior Notes was cancelled.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Departure of Directors

On October 2, 2013 at a meeting of the Company’s stockholders, the following directors have departed the Company’s board of directors (the “Board”) in connection with the Company’s emergence from Chapter 11 proceedings and pursuant to the Plan: Salvador Álvarez Valdés, Gabriel Cejudo Funes, Yoshio Nagamatsu López, Jacques Gliksberg, Adrián Aguirre Gómez, Rodrigo Guerra Botello, Lorenzo Barrera Segovia, Juan Jaime Petersen Farah, Jorge Garcia Segovia, Eduardo Augusto José Molina Llovera and Juan Miguel Gandoulf Castellanos.

New Board of Directors

On October 2, 2013 at a meeting of the Company’s stockholders and pursuant to the Plan, the Board was reconstituted, to consist of Messrs. Enrique Castillo Sánchez Mejorada, Javier Molinar Horcasitas, Henry Davis Carstens, Carlos Muriel Gaxiola, Gerardo Martín Bello, Juan Carlos Alverde Losada, Ricardo Amtmann Aguilar, Arturo Monroy Ballesteros, Federico Chávez Peón, Ángel Romano Berrondo and Juan Carlos Braniff.

Departure of Officers.

On October 2, 2013, at a meeting of the Company’s stockholders, Mr. Salvador Alvarez V. departed the position of Chief Executive Officer.

New Officers

On October 2, 2013, at a meeting of the Company’s stockholders and pursuant to the Plan, the stockholders elected Mr. Rene S. Sagastuy Ferrandiz to the position of Chief Executive Officer and Mr. Armando J. Rivero Laing to the position of Chief Financial Officer.

Item 8.01. Other Events

On October 11, 2013, the Company announced that it had consummated the Plan. A copy of the press release announcing the effectiveness of the Plan and the Company’s emergence from Chapter 11 of the Bankruptcy Code is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

4.1	Indenture, dated as of October 11, 2013, among the Company, the Guarantors and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Sub-paying Agent and Transfer Agent.

99.1	Press release dated October 11, 2013 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission on October 11, 2013).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.

October 15, 2013	By:	/s/ Gonzalo Alcaron
Name: Gonazlo Alcaron
Title: General Counsel

EXHIBIT INDEX

Exhibit Number	Description

4.1	Indenture, dated as of October 11, 2013, among the Company, the Guarantors and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Sub-paying Agent and Transfer Agent.

99.1	Press release dated October 11, 2013 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission on October 11, 2013).